UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

Item 1

Results of Annual General Meeting

On November 12, 2015, EZchip Semiconductor Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel.  At the Meeting, the Company’s shareholders approved the following resolutions:

RESOLVED, to reelect Benny Hanigal to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or his prior termination or resignation;

FURTHER RESOLVED, to reelect Eli Fruchter to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or his prior termination or resignation;

FURTHER RESOLVED, to reelect Prof. Ran Giladi to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or his prior termination or resignation;

FURTHER RESOLVED, to reelect Joel Maryles to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or his prior termination or resignation;

FURTHER RESOLVED, to reelect Karen Sarid to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or her prior termination or resignation;

FURTHER RESOLVED, to reelect Shai Saul to serve as an Outside Director (within the meaning of the Israeli Companies Law, 5759-1999) on the Board of Directors of the Company for an additional three-year term commencing on the date of the Meeting or his prior termination or resignation;

FURTHER RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2015 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services; and

FURTHER RESOLVED, to approve a plurality voting standard for the election of directors who are non-Outside Directors at the Meeting such that only the five (5) candidates for non-Outside Directors who receive the highest number of affirmative votes in favor of their election will be elected to the Board as non-Outside Directors (provided each such candidate received the requisite affirmative vote in accordance with the Company’s Articles of Association).

As previously announced by the Company, the vote on Proposal No. 1 (Merger Proposal) was postponed prior the Meeting at the request of Mellanox Technologies, Ltd. pursuant to the Agreement of Merger, dated September 30, 2015, by and among Mellanox Technologies, Ltd., Mondial Europe Sub Ltd. and the Company.

Following are the final shareholder votes at the Meeting:

	FOR	AGAINST	ABSTAIN
2a. Reelection of Company Director - Benny Hanigal	11,789,400	7,185,341	230,445
2b. Reelection of Company Director - Eli Fruchter	12,340,578	6,602,661	261,947
2c. Reelection of Company Director - Prof. Ran Giladi	11,734,928	7,282,965	185,460
2d. Reelection of Company Director - Joel Maryle	11,623,963	7,301,250	278,772
2e. Reelection of Company Director - Karen Sarid	12,358,378	6,621,465	225,344
3. Reelection of Outside Director - Shai Saul	11,748,956	6,196,367	1,356,342
4. Approval of cash bonus to Joel Maryles*	7,982,806	10,780,779	439,669
5. Ratification of Kost Forer Gabbay &Kasierer	17,046,642	1,132,555	1,025,990
6a. Raging Capital Director Nominee - Paul K. McWilliams*	6,307,621	9,913,778	526,434
6b. Raging Capital Director Nominee - Kenneth H. Traub*	6,276,791	9,943,138	526,904
7. Plurality voting standard	15,065,299	1,010,290	671,034
9. The undersigned is not a controlling shareholder - Proposal 3	17,475,148	1,204,016	144,988
10. The undersigned is not a controlling shareholder - Proposal 4	16,992,616	1,204,016	145,561

* The proposal was not approved at the meeting by the Company's Shareholders.

Additional information on the Meeting and the matters on the agenda at the Meeting can be found in the Company’s Proxy Statement for the Meeting, dated October 13, 2015 (as supplemented by the Supplement to proxy Statement, dated October 26, 2015).

Item 2. Press Release

On November 12, 2015, the Company issued a press release titled “SHAREHOLDERS ELECT ALL EZCHIP DIRECTOR NOMINEES AT 2015 ANNUAL GENERAL MEETING.” A copy of the press release is annexed hereto as Exhibit 99.1.

The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: November 12, 2015

Exhibit Index

Exhibit 99.1	Press Release of the Company, dated November 12, 2015, titled “SHAREHOLDERS ELECT ALL EZCHIP DIRECTOR NOMINEES AT 2015 ANNUAL GENERAL MEETING.”